NORSAT REPORTS FINANCIAL RESULTS FOR THE 2011 FOURTH QUARTER AND FISCAL YEAR ANNUAL REVENUES UP 90% AND EBITDA UP 46% OVER 2010

- Management to Host Conference Call Today at 8:30am Pacific (11:30am Eastern) Details Below-

Vancouver, British Columbia – March 09, 2012 -- Norsat International Inc. (“Norsat" or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, today reported financial results for the three months and year ended December 31, 2011. The Company serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Financial Highlights

('000), except per share amounts	Three months ended December 31,				Year ended December 31,
	2011	2010	Change		2011	2010	Change

Revenue	$ 9,616	$ 5,656	$ 3,960	70%	$ 38,355	$ 20,233	$ 18,122	90%
Gross profit	$ 4,184	$ 2,468	$ 1,716	70%	$ 16,697	$ 9,604	$ 7,094	74%
Gross profit (%)	44%	44%	0%		44%	47%	(3%)
EBITDA (1)	$ 961	$ 664	$ 297	45%	$ 4,149	$ 2,834	$ 1,315	46%
Net earnings (loss) for the period	$ (220)	$ 210	$ (430)	(205%)	$ 411	$ 2,140	$ (1,729)	(81%)
Net earnings (loss) per share - basic	$ (0.00)	$ 0.00	$ (0.01)	(200%)	$ 0.01	$ 0.04	$ (0.03)	(75%)
Net earnings (loss) per share - dluted	$ (0.00)	$ 0.00	$ (0.01)	(200%)	$ 0.01	$ 0.04	$ (0.03)	(75%)
Weighted average common shares outstanding-	#	#			#	#
Basic	58,317	53,563			58,046	53,567
Diluted	58,317	53,632			58,165	53,651

(1) EBITDA is a Non-IFRS Measure that is defined in the 2011 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

2011 Highlights

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On January 21, 2011 Norsat acquired Sinclair Technologies Holdings Inc. (“Sinclair”), a leading provider of antenna and RF conditioning products, with a diverse range of products and end-markets, for $18.5 million.

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Norsat’s Satellite Solutions business unit released several new products including multi-band versions of GLOBETrekkerTM and RoverTM, a High Definition-capable version of the GLOBETrekkerTM system, and a smartphone version of its LinkControl 7, which allows satellite terminals to be controlled via smartphone.

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Norsat’s Microwave Products business unit launched a new line of RFID products.

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Norsat’s NewsLinkTM and GLOBETrekkerTM terminals supported the U.S. military in the relief effort in Japan following the massive earthquake in March 2011.

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Sinclair was awarded a sales order for a total potential of 8,000 antennas to be delivered over a period of three-to-four years. This order represents a revenue opportunity of approximately $1.0 million.

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Satellite Solutions was awarded a Cdn$3.5 million sales contract to provide a satellite-based communications network and ongoing satellite airtime to the First Nations’ Emergency Services Society of British Columbia (“FNESS”).

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Satellite Solutions was also awarded a new satellite-based communication equipment and services program valued at $1.3 million by the NATO Consultation, Command and Control Agency (“NATO”).

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Norsat issued 611,915 common shares in connection with its Employee Share Ownership Plan and received gross proceeds of $0.3 million.

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Fabio Doninelli was appointed Chairman of Norsat’s Board of Directors. James Topham was appointed a Director and Chairman of the Audit Committee, and Andrew Harries joined the Board as a Director.

 “2011 was a year of significant growth and achievement for Norsat”, said Dr. Amiee Chan, Norsat’s President and CEO. “We grew our revenue by 90% and our EBITDA by 46% as a result of our acquisition of Sinclair Technologies, and we made significant progress in achieving our goal of becoming the connectivity solutions provider of choice for remote and austere regions of the world. Sinclair has already proven to be a strong complement to Norsat’s existing operations, adding an extensive portfolio of products and solutions for these rugged applications, expanding our presence in the commercial and municipal government markets and providing strong growth potential. Sinclair delivered a very strong performance in 2011 with high levels of demand and margins that were above historical norms.”

“Our Satellite Solutions business unit had a more challenging year in 2011 with cuts in US military spending resulting in reduced order activity from our largest traditional market”, Dr. Chan added. “We were able to offset part of this impact with the win of two significant new contracts with a combined value of approximately $4.8 million. These included a Cdn$3.5 million sales contract to provide a satellite-based communications network and ongoing satellite airtime to the First Nations’ Emergency Services Society of British Columbia, and a new satellite-based communication equipment and services program valued at $1.3 million from the NATO Consultation, Command and Control Agency.”

Financial Review

The financial results discussed in this press release have been prepared in accordance with IFRS applicable to the preparation of interim financial information as required for all publicly traded companies in Canada in 2011. Readers should note that comparative figures in this press release and Norsat’s financial statements and MD&A have been restated to reflect IFRS. Please refer to Norsat’s consolidated financial statements for the years ended 31, 2011 and 2010, for a detailed explanation of the changeover to IFRS.

For the year ended December 31, 2011

Total sales for the 12 months ended December 31, 2011 were $38.4 million, compared to $20.2 million in 2010. The $18.1 million, or 90%, increase in sales reflects a $20.2 million contribution from the new Sinclair business unit, partially offset by a net $2.1 million reduction in sales from the Company’s other business units.

Sales of Satellite Solutions decreased to $8.9 million from $11.3 million in 2010. The lower sales were mainly due to a year-over-year reduction in orders from the US military. This was partially offset by $1.3 million and $0.3 million in revenues from Norsat’s FNESS and NATO contracts, respectively.

Though the Company has completed the majority of the hardware installation portion of the FNESS contract, it will continue to see airtime-related revenue for the remainder of the contract. In the case of the NATO contract, the majority of the contract revenues are expected to occur in the second quarter of fiscal 2012.

Sales of Microwave Products remained constant at $8.4 million in 2011, compared to $8.5 million in 2010.

Sales of Maritime Solutions increased to $0.9 million, from $0.4 million in 2010. This improvement reflects the positive impact of investments made to develop the maritime sales channel.

Norsat’s overall gross margin for the year was 44%, compared to 47% in 2010.

During the year, gross profit margins from Satellite Solutions declined to 41%, from 52% in 2010. This change was anticipated and reflects lower than normal margins on the FNESS contract and lower selling prices for certain existing product lines. As Norsat expands its customer base outside the US military and into commercial applications, the Company expects to experience continued pressure on gross margins. Margins from this business unit were further impacted by an increase in costs for new product lines. However, the Company expects that production costs will decrease and efficiencies will improve as it builds more of these new products.

The overall margin reduction also reflects a $0.2 million writedown related to obsolete inventory which was recorded in the second quarter and an additional inventory provision of $0.1 million in the fourth quarter.

For the year ended December 31, 2011, total expenses increased to $15.0 million, from $7.6 million in 2010. The addition of Sinclair accounts for approximately $5.9 million of the year-over-year increase, with the balance primarily reflecting $0.5 million in non-recurring costs related to the Sinclair acquisition, a $0.5 million increase in interest expense related to financing for the acquisition, and $0.8 million of additional amortization of the intangible assets acquired from Sinclair. Operating expenses are expected to remain somewhat higher in upcoming periods, reflecting the costs of operating Sinclair on a full-year basis, and continued investment in sales and marketing resources.

Full-year selling and distributing expenses increased to $6.0 million in 2011, from $3.2 million in 2010. Approximately $2.2 million of this increase relates to the addition of Sinclair. The balance reflects an increase of $0.6 million in amortization expenses relating to the intangible assets acquired as part of the transaction, partially offset by a reduction in satellite sales commission expenses.

Annual general and administrative expenses increased to $7.2 million, from $3.3 million in 2010. Approximately $3.3 million of the increase relates to Sinclair, of which $1.5 million relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics. The balance reflects $0.5 million in acquisition costs for Sinclair and an increase of $0.2 million in amortization expenses relating to Sinclair’s intangible assets.

Product development expenses increased to $1.3 million, from $0.9 million in 2010. The increase primarily reflects $0.7 million in product development activities at Sinclair, partially offset by a $0.5 million increase in government contributions under the Strategic Aerospace and Defense Initiative (“SADI”) program, a recovery of $0.1 million of costs related to redeployment of certain engineers to immediate revenue opportunities and a $0.3 million increase in amortization costs again relating to Sinclair’s intangible assets. Product development continues to be a core focus for Norsat and is reflected through development programs in all three of the Sinclair Technologies, Satellite Solutions and Microwave Products business units.

Other expenses for the year ended December 31, 2011 increased to $0.5 million, from $0.3 million in 2010. This increase primarily reflects a $0.5 million increase in interest expense relating to the acquisition loan, partially offset by $0.1 million of impairment loss recognized in 2010 but not in 2011, and a $0.2 million foreign exchange gain.

Earnings before income taxes were approximately $1.7 million for the year ended December 31, 2011, compared to $2.1 million in 2010.

Full-year net earnings were $0.4 million in 2011, compared to net earnings of $2.1 million in 2010.

In 2011, EBITDA increased by 46%, or $1.3 million, over 2010 levels. The $3.5 million of EBITDA contributed by the Sinclair Technologies business unit was partially offset by a $2.2 million reduction in EBITDA from Norsat’s other business units. This was primarily due to lower sales from Satellite Solutions, and the lower margins resulting from the changes in product mix and higher costs of production.

Norsat ended fiscal 2011 with cash and cash equivalents of $4.2 million, compared to $6.3 million as at December 31, 2010.

In connection with its acquisition of Sinclair, the Company secured and was funded a non-revolving acquisition loan of $12.0 million. As of March 8, 2012, the loan balance had been paid down to US$9.4 million. Norsat also has access to additional credit facilities totaling $3.75 million. At December 31, 2011 and as of March 8, 2012, the Company had not drawn these facilities.

As at December 31, 2011, Norsat had working capital totaling $11.8 million compared to $13.0 million as at December 31, 2010. Shareholders’ equity increased to $18.7 million, as of December 31, 2011, compared to $15.8 million at December 31, 2010.

As at December 31, 2011 and March 08, 2012, total shares issued and outstanding were 58,316,532.

For the three months ended December 31, 2011

Total sales for the three months ended December 31, 2011 increased to $9.6 million, from $5.6 million over the same period in 2010. The $4.0 million, or 71%, increase in fourth quarter sales reflects a $5.2 million sales contribution from Sinclair, partially offset by a $1.2 million decrease in sales from Norsat’s other business units.

Fourth quarter sales of Satellite Solutions decreased to $1.9 million, from $3.2 million in 2010. Business unit revenues were lower due to a reduction in ordering activity from the US military.

Sales of Microwave Products remained constant at $2.3 million for the three months ended December 31, 2011 and 2010.

Sales of Maritime Solution increased to $0.2 million from $0.1 million in the fourth quarter of 2010 reflecting the positive benefit of investments in the maritime sales channel.

Overall fourth quarter gross margin percentage was 44%, on par with the 2010 result.

During the quarter, gross profit margins from Satellite Solutions declined to 32%, from 48% in 2010. As with the full year result, this change was anticipated and reflects the lower margins on the FNESS contract and lower selling prices for existing product lines. Satellite Solutions margins were further impacted by an additional inventory provision of $0.1 million during the quarter.

Fourth quarter total expenses increased to $4.2 million, from $2.3 million in 2010. The new Sinclair operations account for approximately $1.7 million of the increase. The balance primarily reflects a $0.1 million increase in interest expenses relating to the acquisition, and $0.2 million of additional amortization of intangible assets acquired from Sinclair. Operating expenses are expected to remain somewhat higher in upcoming periods due to the addition of Sinclair and continued investment in sales and marketing resources.

Fourth quarter selling and distributing expenses increased to $1.5 million, from $0.8 million in 2010. Approximately $0.5 million of this increase relates to Sinclair. The balance reflects the additional $0.2 million in amortization expenses relating to the intangible assets acquired from Sinclair.

General and administrative expenses increased to $2.3 million, from $1.0 million in the fourth quarter of 2010. Approximately $1.6 million of the increase relates to Sinclair, of which $0.8 million relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics.

Fourth quarter product development expenses were a credit of $0.1 million compared to an expense of $0.4 million in 2010. The difference reflects an increase of $0.6 million in government contributions under the SADI program, mostly related to a claim for Sinclair expenses incurred since January 21, 2011, and a $0.1 million increase in amortization costs relating to intangible assets acquired from Sinclair. Product development continues to be a core focus for Norsat and is reflected through development programs in the Sinclair Technologies, Satellite Solutions and Microwave Products business units.

Other expenses for the three months ended December 31, 2011 were $0.6 million compared to $0.1 million during the same period of 2010. This increase primarily reflects the impact of a weaker United States dollar relative to the Canadian dollar and its unfavorable impact on conversion of Norsat’s Canadian dollar-denominated operating expenses.

For the three months ended December 31, 2011, Norsat recorded a loss before income taxes of $0.1 million. This compares to earnings of $0.1 million in Q4 of 2010.

Net loss for the quarter was $0.2 million, compared to net earnings of $0.2 million for the same period in 2010.

EBITDA for the three months ended December 31, 2011 increased by $0.3 million, or 45%, compared to the  same period in 2010. Sinclair contributed $0.8 million in EBITDA during the quarter and Microwave products improved its contribution by $0.1 million EBITDA contribution from Satellite Solutions was down by $0.9 million year-over-year due to lower gross margins dollars. This was partially offset by a combined $0.3 million reduction in operating expenses from all business units with the exception of Sinclair.

Outlook

Going forward, Norsat anticipates attractive growth opportunities in the Satellite Solutions and Remote Solutions segments as the markets the Company is currently targeting are relatively new or even untapped.

In comparison, the Sinclair Technologies, Microwave Products and Maritime Solutions business units serve more mature markets. During 2011, Sinclair’s margins were above historical levels due to a favourable product mix, and strong demand, particularly from the transportation sector. Although Sinclair anticipates robust demand to continue, competitive pressure and increasing labour costs may have a negative impact on product prices and margins in the coming quarters. However, given their strong market position, Norsat anticipates a continuation of stable demand in all three of these business units, and further growth once the global economy recovers from the current recessionary patterns. Accordingly, while the Company’s financial results will continue to fluctuate from quarter-to-quarter due to the nature of its business and the timing of contract wins, Norsat believes it is well positioned to achieve sustained profitable growth over the long-term.

Norsat also believes that the long-term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries around the world, a continued focus on homeland security and the emergence of non-traditional applications. These new market opportunities include business continuity measures by large organizations and content production by new entrants to the satellite communications space. Norsat believes that long-term prospects for the RF antenna and filter industries also remain strong. While demand for specific product lines can be cyclical depending on network deployment trends, its Sinclair products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

In the near-term, Norsat anticipates that the key factors affecting its revenue growth will continue to be the timing of awards of major military and certain commercial projects. In addition, it believe that competition in the satellite industry will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins in the coming quarters. In the RF antenna and filter industries, Sinclair focuses on customizing products at a low volume, and historically there have been less competitive pressures on gross margins in these applications.

Norsat’s management team remains focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify its base of customers to include non-defense customers.

Currently, Norsat is working to execute a balanced growth strategy which incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solutions it provides to customers. The Company expects to realize a portion of these objectives through organic growth.

As an example, in February 2012 Norsat established a new business unit called Norsat Power Solutions. The new business unit will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for Norsat’s other business units, including power supplies and DC-DC converters for its Microwave Products business unit and portable power products for its Satellite Solutions business unit. Norsat Power Solutions will help the Company diversify into a new market segment while leveraging a number of its existing Norsat / Sinclair customer relationships, especially in the utility and rail sectors. The new business unit will also allow Norsat to expand its existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market segment includes projects that have ongoing monitoring or service requirements, as well as regular upgrade and renewal cycles. These projects, if won, would create new recurring revenue streams for Norsat, which is a key strategic objective.

Establishing new revenue opportunities is important as Norsat expects to face competitive pricing pressures in its current business segments. While it will maintain its strict focus on preserving a sustainable cost structure, the Company also anticipates higher costs of production and higher operating costs as it make investments to pursue its strategic objectives.

“Our commitment to prudent spending has not wavered and this philosophy continues to be reflected in our cost structure,” said Dr. Amiee Chan, Norsat’s CEO. “However, when necessary, staff levels will be gradually increased to ensure appropriate investments in our operations are made, our commitments to research and development projects are met, and our product innovation and product leadership are not compromised.”

Norsat is mindful of the current credit crisis and will remain vigilant in its credit granting practices. However, the Company believes its exposure to bad debt is relatively low overall. Most trade accounts receivables are generated from various military and large commercial customers, and, accordingly, Norsat does not believe they are at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

Finally Norsat will continue to actively pursue new acquisitions. To this end, it is constantly identifying and evaluating potential acquisition candidates. The Company believes that the current recessionary trends, coupled with its strong financial position and capital structure, have created excellent conditions for effectively realizing growth through strategic acquisition.

“We are optimistic that we can close on at least three deals during the next five years,” said Dr. Chan. “That said, we will not undertake any acquisition unless it meets our strict criteria to provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.”

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, March 9, 2012 at 8:30 am Pacific Time (11:30 am Eastern Time). To access the conference call, dial toll – free 1-888-396-8049 or 416-764-8646. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at:

http://www.norsat.com/investor-info/conference-call-recordings

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, remote network solutions and equipment financing. Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors. Norsat also provides engineering consulting to meet customers’ specific needs. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward-Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements. These are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those outlined in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third-party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

This forward-looking information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2011, and its Management’s Discussion and Analysis for the same period which have been filed and will be available on SEDAR (www.sedar.com). Since January 1, 2011, all of Norsat’s financial statements are prepared in accordance with IFRS. Additional information may be found at www.norsat.com.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

            Email: achin@norsat.com